4-30-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the month of April 2002

Oxford GlycoSciences Plc

(Registrant's Name)

The Forum, 86 Milton Park

Abingdon

United Kingdom OX14 4RY

(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RNS Full Text Announcement

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Director Shareholding
Released	15:51 3 Apr 2002
RNS Number	9706T

O G S

Director Shareholding

On 2 April 2002, Professor M M Burger exercised 30,000 options under the Company's 1994 Share Option Scheme, at a total cost of £63,750. This increases Professor Burger's holding from 52,878 to 82,878 ordinary shares, representing approximately 0.15% of the Company's issued share capital.

J E Ilett
Company Secretary

3 April 2002

END

Company website

RNS Full Text Announcement

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	12:01 5 Apr 2002
RNS Number	0943U

O G S

Holding in Company

By a letter received on 5 April 2002, Royal and Sun Alliance Insurance Group Plc officially informed Oxford GlycoSciences Plc that it no longer has a notifiable interest under the Companies Act 1985 in the ordinary share capital of Oxford GlycoSciences Plc.

END

Company website

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD IMMEDIATELY SEEK PERSONAL FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER FINANCIAL ADVISER DULY AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

IF YOU HAVE SOLD OR TRANSFERRED ALL OF YOUR ORDINARY SHARES, PLEASE FORWARD THIS DOCUMENT, TOGETHER WITH THE REPORT AND ACCOUNTS AND ACCOMPANYING FORM OF PROXY, TO THE PURCHASER OR TRANSFEREE OR TO THE AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED FOR ONWARD TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

O G S

OXFORD GLYCOSCIENCES PLC

ANNUAL GENERAL MEETING
TO BE HELD ON 9 MAY 2002

A NOTICE CONVENING THE 2002 ANNUAL GENERAL MEETING OF THE COMPANY, TO BE HELD AT THE RANDOLPH HOTEL, BEAUMONT STREET, OXFORD, OXFORDSHIRE OX1 2LN ON 9 MAY 2002 AT 10.30 AM, IS SET OUT AT THE END OF THIS CIRCULAR.

TO BE VALID, A FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING MUST BE COMPLETED AND RETURNED TO THE COMPANY'S REGISTRARS, LLOYDS TSB REGISTRARS, THE CAUSEWAY, WORTHING, WEST SUSSEX BN99 6TN SO AS TO BE RECEIVED NO LATER THAN 10.30 AM ON 7 MAY 2002.

OXFORD GLYCOSCIENCES PLC

(Registered in England and Wales with number 2723527)

O G S

Directors
Mr G Kirk Raab (Chairman)
Mr Michael L Kranda (Chief Executive Officer)
Prof Raj B Parekh (Chief Scientific Officer)
Dr Christopher Moyses (Chief Medical Officer)
Dr Stephen B Parker (Chief Financial Officer)
Mr Donald W DeGolyer (President of Global Therapeutics)
Prof Max M Burger
Dr Donald L Drakeman
Prof Raymond A Dwek
Dr James F Hill
Mr John L Rennocks

Registered Office
The Forum
86 Milton Park
Abingdon
Oxon OX14 4RY

5 April 2002

To shareholders and, for information only, to participants in the Company's share option schemes

Dear Shareholder

2002 Annual General Meeting

Set out at the end of this Circular, you will find the notice convening the Annual General Meeting (AGM) of the Company to be held on 9 May 2002 at 10.30 am, together with an explanation of the resolutions to be proposed at the AGM. A proxy form for use at the AGM is also enclosed.

In addition to the business which is conducted at the AGM every year, for example, the approval of accounts, re-appointment of directors, granting of Section 80 authority and Section 89 disapplication, this year three further resolutions are being proposed, which are detailed in the notice of AGM.

The Company is seeking your approval for the adoption of new Articles of Association. The proposed new Articles of Association are identical to the existing Articles save for a number of changes intended to reflect the introduction of new legislation including, primarily, the Companies Act 1985 (Electronic Communications) Order 2000 (Order). The Order amends the Companies Act 1985 and allows companies, in certain circumstances, to communicate electronically with those shareholders who have agreed to receive communications transmitted in this way. To the extent that shareholders agree, the Company intends to take advantage of the provisions of the Order in due course.

In addition, the Company is seeking your approval for two resolutions relating to its share option schemes.

First, there is a proposed amendment to the limits in the schemes on the number of options that can be granted in any year.

The proposed amendment is that options granted on recruitment of executives and employees should be excluded from the annual limit on the number of options that can be granted under the schemes (2% of issued share capital per annum). Regular grants to employees and executives will continue to count towards this limit and options granted on recruitment will continue to count towards the Company's overall limit on the grant of options under all employee share schemes.

At last year's AGM, shareholders gave approval to amendments to the Executive Share Option Scheme and to the Sharesave Scheme to allow the schemes to operate flexibly within revised guidelines. These changes were necessary to maintain the successful role that these schemes have played in the Company's development to date. The proposed amendment described above is designed to maintain this flexibility and to further enhance the Company's ability to use the schemes as a recruitment tool. This is important as the Company expands its sales, marketing, R&D and regulatory activities not only in the UK, but more particularly in the United States, where we have not had a significant presence in the past.

Second, the Company is seeking your approval for the adoption of Appendix 2 of the Executive Share Option Scheme. Appendix 2 allows the Company to grant options to US employees in a manner which allows them to benefit from advantageous tax treatment of their options. This has no effect on the Company's profit or loss, and enhances the ability of the Company to compete in the US recruitment market.

Explanations of the three further resolutions referred to above are set out in the section below headed Explanation of Resolutions.

Your Board believes that the adoption of the proposed new Articles of Association, the approval of the proposed amendments to the Company's share option schemes and the adoption of Appendix 2 to the Executive Share Option Scheme are in the best interests of shareholders as a whole and accordingly recommends shareholders to vote in favour of the resolutions relating to those matters to be proposed at the AGM.

Action to be taken by you

A proxy form for use at the AGM is enclosed. Whether or not you intend to be present at the AGM you should complete and return the form in accordance with the instructions printed on it as so to reach our Registrars no later than 10.30 am on Tuesday 7 May 2002. Completing and returning a proxy form will not prevent you from attending the AGM and voting in person should you wish to do so.

Yours sincerely

G Kirk Raab

Chairman

NOTICE OF AGM

OXFORD GLYCOSCIENCES PLC

(Registered in England and Wales No. 2723527)

Notice of the 2002 Annual General Meeting

Notice is hereby given that the 2002 Annual General Meeting of Oxford GlycoSciences Plc (Company) will be held at The Randolph Hotel, Beaumont Street, Oxford, Oxfordshire OX1 2LN at 10.30 am on Thursday 9 May 2002 to consider and pass the resolutions below. Resolutions 1 to 8 (inclusive) and 11 and 12 will be proposed as ordinary resolutions and Resolutions 9 and 10 will be proposed as special resolutions.

Ordinary Resolutions

1. To receive the accounts of the Company for the year ended 31 December 2001 together with the report of the Directors and the auditors thereon.

2. To re-appoint Ernst & Young LLP as auditors to the Company until the conclusion of the next General Meeting of the Company at which accounts are laid before the members and to authorise the Directors to determine their remuneration.

To re-appoint the following Directors who have been appointed by the Board during the year:

3. Mr John L Rennocks

4. Mr Donald W DeGolyer

To re-appoint the following Directors retiring by rotation:

5. Mr G Kirk Raab

6. Dr Christopher Moyses

7. Professor Max M Burger

8. That the authority conferred on the Directors by Article 7.1 of the Articles of Association of the Company be renewed, in replacement of the renewal provided at the 2001 Annual General Meeting of the Company, for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed and for such period the section 80 amount (as defined in Article 7.4) is £926,095.

Special Resolutions

9. That the power conferred on the Directors by Article 7.2 of the Articles of Association of the Company be renewed, in replacement of the renewal provided at the 2001 Annual General Meeting of the Company, for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed and for such period the section 89 amount (as defined in Article 7.4) is £138,914.

10. That the proposed new Articles of Association of the Company (in the form of the print produced to the meeting and signed by the Chairman for the purposes of identification) be adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

NOTICE OF AGM

Ordinary Resolutions

11. That the proposed changes to the rules of the Oxford GlycoSciences Executive Share Option Scheme and the Oxford GlycoSciences Sharesave Scheme as marked up on the draft rules of the schemes produced to the meeting and signed by the Chairman for the purposes of identification (the main effect of which changes are summarised in the attached Explanation of Resolutions) be approved, and the Directors be and are hereby authorised to do all such acts and things as may be necessary to carry the same into effect, including making such amendments as may be necessary to obtain or maintain, as the case may be, the approval of the Inland Revenue.

12. That the adoption of Appendix 2 to the Oxford GlycoSciences Executive Share Option Scheme be approved.

By order of the Board

John Ilett

Company Secretary

5 April 2002

Registered Office:

The Forum
86 Milton Park
Abingdon
Oxford OX14 4RY

NOTES

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. A proxy form is enclosed with this Notice for use in connection with the business set out above. The instrument appointing a proxy will be invalid unless it, together with any authority under which it is signed, is received by the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TN before 10.30 am on Tuesday 7 May 2002. Completion and return of a proxy form will not preclude a member from attending and voting in person should he wish to do so.

2. In order to attend and vote at the meeting, a person must be entered on the Company's register of members at 6 pm on 7 May 2002. A member will be entitled to attend and vote in respect of the number of ordinary shares registered in his name at that time. This time has been specified pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001.

3. Copies of the following documents will be available for inspection at the Company's registered office during normal business hours on each weekday (Saturdays, Sundays and Public Holidays excepted) from the date of this Notice until the date of the AGM, and at the place of the meeting on 9 May 2002 for at least 15 minutes prior to and during the meeting:

   (a) The register of Directors' and their immediate families' interests in the shares of the Company maintained pursuant to Section 325 of the Companies Act 1985;

   (b) Copies of the Directors' service agreements required to be made available under the Listing Rules of the United Kingdom Listing Authority;

   (c) The rules of the Oxford GlycoSciences Executive Share Option Scheme and the Oxford GlycoSciences Sharesave Scheme as proposed to be amended in accordance with Resolution 11 (marked up to reflect such proposed amendments); and

   (d) The new Oxford GlycoSciences Plc Articles of Association as proposed to be adopted in accordance with Resolution 10 (marked up to reflect the amendments proposed to the existing Articles of Association).

   Copies of the documents referred to in paragraphs (c) and (d) above will also be available for inspection at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

EXPLANATION OF RESOLUTIONS

Resolutions 1 to 8 (inclusive) and 11 and 12 are proposed as ordinary resolutions. This means that, for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

Resolutions 9 and 10 are proposed as special resolutions. This means that, for each of the resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1 – Reports and Accounts

For each financial year, the Directors must present the Directors' report, the audited accounts and the auditors' report to shareholders at a general meeting.

Resolution 2 – Appointment of Auditors

At each general meeting at which accounts are laid before shareholders, the Company is required to appoint auditors to serve until the next such meeting. Resolution 2 proposes such appointment and, following normal practice, authorises the Board to set Ernst & Young's fees.

Resolutions 3 to 7 – Re-appointment of Directors

The Company's Articles of Association require any Director who has been appointed by the Board during the year to retire at the AGM. The Articles of Association also require one-third of the Directors of the Company to retire at each AGM. All of these Directors may be re-appointed by shareholders at the AGM.

You are asked to re-appoint Mr Rennocks, Mr DeGolyer, Mr Raab, Dr Moyses and Professor Burger.

Each of Mr DeGolyer, Mr Raab and Dr Moyses has a contract that may be terminated by the Company on not more than twelve months' notice. Mr Rennocks and Professor Burger do not have service contracts.

Biographical details of the Directors are given on pages 16 and 17 of the Annual Report.

Resolutions 8 and 9: Share Capital – Authority to Allot Shares and Disapplication of Pre-emption Rights

Resolution 8 authorises the Directors to allot ordinary shares of the Company up to an aggregate nominal amount of £926,095, being approximately one-third of the issued share capital of the Company as at 28 March 2002. This authority replaces the authority granted to the Directors at the last AGM of the Company and will expire at the conclusion of the next AGM of the Company. The Directors have no present intention of issuing shares during the next year, other than in connection with the Company's obligations under its employee share option schemes and pursuant to subscription rights granted by the Company.

Resolution 9 empowers the Directors to allot ordinary shares of the Company as if the pre-emption provisions of Section 89 of the Companies Act 1985 did not apply, provided that such power of the Directors is limited to the allotment of ordinary shares up to an aggregate nominal amount of £138,914 (being 5% of the issued share capital of the Company as at 28 March 2002) other than in respect of the allotment of shares pursuant to pre-emptive offers. This power replaces the authority granted to the Directors at the last AGM of the Company and will expire at the conclusion of the next AGM of the Company.

Both resolutions 8 and 9 comply with the guidelines issued by the various investor protection committees of UK institutional investors.

Resolution 10 – Adoption of New Articles of Association

The Company has undertaken a review of its Articles of Association in light of recent legislative developments. As a result of this review, the Company is seeking shareholder approval for the adoption of new Articles of Association.

The most important legislative development reflected in the proposed new Articles is the introduction of the Companies Act 1985 (Electronic Communications) Order 2000. The Order amends the Companies Act 1985 and allows companies to send Companies Act documents (e.g. annual report and accounts) to a shareholder electronically where the shareholder agrees. It also enables companies, where the shareholder agrees, to place a document requiring circulation on a website and to send the shareholder a notice of availability of the document in lieu of sending the document itself. The proposed new Articles are drafted so as to be consistent with the provisions of the Order. To the extent that shareholders agree, the Company intends to take advantage of the provisions of the Order in due course.

EXPLANATION OF RESOLUTIONS

The proposed new Articles also contain a number of minor technical amendments which reflect other recent legislative developments such as the introduction of the Uncertificated Securities Regulations 2001 (Regulations) and the Financial Services and Markets Act 2000. The Regulations amended and replaced the Uncertificated Securities Regulations 1995 and now govern the electronic transfer and registration of shares.

Other than as described above, the proposed new Articles of Association of the Company are identical to its existing Articles.

Resolution 11 – Revisions to the Oxford GlycoSciences Executive Share Option Scheme and the Oxford GlycoSciences Sharesave Scheme

As explained in the Chairman's letter, the Company is proposing an amendment to both the Oxford GlycoSciences Executive Share Option Scheme and the Oxford GlycoSciences Sharesave Scheme.

The proposed amendment relates to the limits on the number of shares which can be issued under the schemes in any year. The amendment will exclude from this limit (2% of issued share capital per annum) any options granted under the Executive Scheme on the recruitment of an executive or employee. These recruitment options will, however, continue to count towards the limits in the schemes on the overall numbers of shares which can be issued under all employee share schemes (10% of issued share capital in 10 years from May 2001).

This added flexibility is sought to enable the Company to act effectively in a competitive recruitment market.

Resolution 12 – Adoption of Appendix 2 to the Oxford GlycoSciences Executive Share Option Scheme

This Appendix constitutes the US approved part of the Oxford GlycoSciences Executive Share Option Scheme and allows the Company to grant to US employees options (broadly the same as those granted in the UK) that are designated as Incentive Stock Options within the meaning of section 422 of the United States Internal Revenue Code of 1986, as amended (US Tax Code). This allows US employee optionholders to benefit from advantageous tax treatment of their options. This has no effect on the Company's profit or loss, and enhances the ability of the Company to compete in the US recruitment market. The Board adopted this Appendix on 10 September 2001 and now seeks the approval of the AGM, as required in the US Tax Code.

Attendance Card

OXFORD GLYCOSCIENCES PLC

For use at the Annual General Meeting
on 9 May 2002 at 10.30 am

O G S

If you wish to attend the meeting please detach and sign this card and bring it with you for production at the registration desk to authenticate your right to attend, speak and vote in person. If you have appointed a person other than the Chairman of the Meeting as your proxy to attend on your behalf, both you and your proxy must sign this card and place a tick in the box alongside the signatures. A proxy is not entitled to speak or vote except on a poll.

Proxy ☐

INSTRUCTIONS FOR COMPLETING PROXY FORM

1. Please delete "the Chairman of the Meeting or" if you intend to appoint a proxy of your choice. If these words are not deleted, you will be treated as having appointed the Chairman of the Meeting as your proxy.
2. To be valid, this Form of Proxy must reach the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA before 10.30 am on 7 May 2002.
3. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
4. If the appointor is a corporation, this Form of Proxy must be executed under seal or under the hand of an officer or attorney duly authorised in writing.
5. Please detach these instructions, and detach and retain the Attendance Card, before posting the Form of Proxy.
6. Certain resolutions have been summarised on the Form of Proxy. Please see the Notice of Annual General Meeting for the full text of all the resolutions.
7. This Form of Proxy should not be used for any comments, change of address or other queries. Please send separate instruction.

OXFORD GLYCOSCIENCES PLC

For the use of Shareholders ONLY

Form of Proxy

relating to the Annual General Meeting of the Company
to be held on 9 May 2002 at 10.30 am

O G S

I/We, the undersigned being a Member of the Company hereby appoint the Chairman of the Meeting or' ______ as my/our proxy, in the event of a poll, to vote on my/our behalf at the Annual General Meeting of the Company to be held on 9 May 2002 and at any adjournment thereof. The proxy will vote on the under-mentioned resolutions, as indicated. The proxy will vote at his or her discretion, or abstain from voting on any resolution listed below if no instruction is given regarding that resolution and on any other business transacted at the meeting. Please indicate your vote by marking the appropriate boxes in black ink like this: ✓

RESOLUTIONS	FOR	AGAINST
1. To receive the report and accounts.	☐	☐
2. To re-appoint Ernst & Young as auditors and to authorise the Directors to determine their remuneration.	☐	☐
To re-appoint the following Directors:		
3. Mr John L Rennocks	☐	☐
4. Mr Donald W DeGolyer	☐	☐
5. Mr G Kirk Raab	☐	☐
6. Dr Christopher Moyses	☐	☐
7. Professor Max M Burger	☐	☐
8. To renew the authority conferred by Article 7.1 of the Articles	☐	☐
9. To renew the authority conferred by Article 7.2 of the Articles	☐	☐
10 To adopt new Articles of Assocation	☐	☐
11. To approve changes to the Executive Share Option Scheme and the Sharesave Scheme	☐	☐
12. To approve the adoption of Appendix 2 to the Executive Share Option Scheme	☐	☐

Please mark this box if signing on behalf of the shareholder as Power of Attorney, Receiver or Third Party. ☐

Signature(s) ______

Dated this ______ day of ______ 2002.

RESPONSE LICENCE No
SEA7379

1

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6TN

The accompanying Annual Report contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: the development of Vevesca (OGT 918), the use of Vevesca (OGT 918) as a monotherapy or in combination with enzyme therapy, the success of our collaborations, alliances and programs, attaining competitive advantages, confirmation of our technology and position, our ability to continue to obtain human tissues and body fluids to discover potential new protein targets, our ability to discover new protein bio-markers, bio-markers leading to new diagnostic tests, our ability to base our drug discovery and development programs on proprietary protein targets and bio-markers, our ability to retain rights from our partnerships to add to our product pipeline of protein targets and bio-markers, filing INDs for our product candidates, the advancement of our product pipeline and our product candidates in preclinical and clinical trials, our ability to establish, maintain and defend our disease-associated protein patent application portfolio and patent rights under our core proteomics technology, our ability to discover and patent our product candidates, the impact of our collaborations on our ability to develop new technology and new drug candidates, as well as develop and exploit commercialization opportunities, our research and development strategy, the financing sources for our future cash needs, the utility of our discoveries and our use of third parties for obtaining bio-sourcing materials.

Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statement include the success of our competitors' products and technologies, the success of our research and development strategy, the applicability and acceptance of our discoveries, the validity of our technologies and our intellectual property position and strategies, the successful and timely completion of clinical studies and uncertainties relating to the regulatory process.

To the Registered Holders of American Depositary Receipts ("ADRs") of OXFORD GLYCOSCIENCES PLC

Dear ADR Holder:

OXFORD GLYCOSCIENCES PLC has informed us that they intend to make shareholder communications, including annual reports, interim reports and notices of shareholder meetings, available on OXFORD GLYCOSCIENCES PLC's website. Instead of receiving printed materials in the mail, you will now be able to access them electronically, at your convenience and download or print them if you wish directly from the OXFORD GLYCOSCIENCES PLC website. In order to use this electronic delivery service you must have a personal computer with appropriate browser software and access to the internet. Should you wish to print materials that have been delivered electronically, you will also require a printer.

The benefits of electronic delivery include the convenience of viewing your material online, receiving your material in a more timely manner as you no longer have to wait for it to arrive in the mail, and it also helps us reduce printing costs and mailing costs for the benefits of all OXFORD GLYCOSCIENCES PLC shareholders. Please note that "pdf" files containing company annual reports are extremely large and viewing or downloading these files may be slow. Also, if you choose to print OXFORD GLYCOSCIENCES PLC's reports from the internet, you will incur the cost of on-line time, paper and printing supplies.

Participation is completely your choice. If you choose to rely on access via the internet only to receive your future Annual Reports, Notices of Meetings and Interim Reports and other shareholder communications electronically as they become available, we need your consent. Simply mark the box on the bottom of this card and return it to The Bank of New York in the enclosed postage paid envelope.

If in the future you would like to receive a printed set of particular shareholder materials or wish to resume mail delivery for all your shareholder materials, all you need to do is call The Bank of New York at 1-888-BNY-ADRS in the U.S. or for international callers 1-610-312-5315 and inform us of your decision.

In addition, you may write to us at:

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

If you do not consent and wish to continue to receive shareholder materials via the mail as in the past, you do not need to take any action at this time.

The Bank of New York,
as Depositary

▼ **DETACH PROXY CARD HERE** ▼

☐ **Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.**

☒ Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST
1. To receive the report and accounts	☐	☐
2. To re-appoint Ernst & Young as auditors and to authorise the Directors to determine their remuneration	☐	☐
To re-appoint the following Directors:		
3. Mr John L Rennocks	☐	☐
4. Mr Donald W DeGolyer	☐	☐
5. Mr G Kirk Raab	☐	☐
6. Dr Christopher Moyses	☐	☐
7. Professor Max M Burger	☐	☐
8. To renew the authority conferred by Article 7.1 of the Articles	☐	☐
9. To renew the authority conferred by Article 7.2 of the Articles	☐	☐
10. To adopt new Articles of Association	☐	☐
11. To approve the changes to the Executive Share Scheme and the Sharesave Scheme	☐	☐
12. To approve the adoption of Appendix 2 to the Executive Share Option Scheme	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

OXFORD GLYCOSCIENCES PLC

Instructions to THE BANK OF NEW YORK, as Depositary

(Must be received prior to the close of business on May 2, 2002)

The undersigned registered holder of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares represented by such Receipt(s) of OXFORD GLYCOSCIENCES PLC, registered in the name of the undersigned on the books of the Depositary as of the close of business on April 2, 2002 at the Annual General Meeting of OXFORD GLYCOSCIENCES PLC to be held on May 9, 2002 at 10:30 a.m., in respect of the resolutions specified on the reverse hereof.

NOTES:

1. **Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, or if this form is not signed and returned, then a discretionary proxy will be given to a person designated by the Issuer to vote Deposited Securities underlying the American Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on April 2, 2002 in respect of the matters to be voted upon.**

2. **It is understood that, if no instructions are received from any Holder on or before May 2, 2002, then the Depositary will deem such Holder to have instructed the Depositary to give a discretionary proxy to the Chairman of the Company.**

If you consent to use the internet site to receive all future annual reports & proxy statements, please mark this box. ☐

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	09:50 12 Apr 2002
RNS Number	4475U

O G S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Oxford GlycoSciences Plc

2) Name of shareholder having a major interest

Fidelity International Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fidelity Investment Services Ltd:	
Chase Nominees Ltd	8,480
Chase Manhattan Bank London	652,743
Fidelity Pension Management:	
Chase Nominees Ltd	264,500
Bankers Trust	248,800
MSS Nominees Ltd	18,200
Fidelity International Ltd:	
RBS Trust Bank	112,400
BT Globenet Nominees Ltd	50,300

Nortrust Nominees Ltd	95,700
Northern Trust	30,300
Chase Nominees Ltd	198,100
Chase Manhattan Bank London	44,936
Bank of New York London	13,800

5) Number of shares/amount of stock acquired

Unknown

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary 5p shares

10) Date of transaction

Unknown

11) Date company informed

12 April 2002

12) Total holding following this notification

1,738,259

13) Total percentage holding of issued class following this notification

3.13%

14) Any additional information

15) Name of contact and telephone number for queries

Pam Rixon 01235 208022

16) Name of authorised company official responsible for

making this notification

John Ilett - Company Secretary

Date of notification 12 April 2002

END

Company website

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RNS Full Text Announcement

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Annual Report and Accounts
Released	10:13 12 Apr 2002
RNS Number	4505U

O G S

Annual Report and Accounts for the year ended 31 December 2001; Notice of AGM to be held on 9 May 2002

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	09:27 24 Apr 2002
RNS Number	9884U

O G S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Oxford GlycoSciences Plc

2) Name of shareholder having a major interest

Fidelity International Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fidelity Investment Services Ltd:	
Chase Nominees Ltd	8,480
Chase Manhattan Bank London	1,038,613
Fidelity Pension Management:	
Chase Nominees Ltd	293,500
Bankers Trust	273,900
MSS Nominees Ltd	23,100
Fidelity International Ltd:	
RBS Trust Bank	125,700
BT Globenet Nominees Ltd	56,500

Nortrust Nominees Ltd	107,800
Northern Trust	34,200
Chase Nominees Ltd	198,100
Chase Manhattan Bank London	70,536
Bank of New York London	15,400

5) Number of shares/amount of stock acquired

507,570

6) Percentage of issued class

0.91%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary 5p shares

10) Date of transaction

Unknown

11) Date company informed

23 April 2002

12) Total holding following this notification

2,245,829

13) Total percentage holding of issued class following this notification

4.04%

14) Any additional information

15) Name of contact and telephone number for queries

Pam Rixon 01235 208022

16) Name of authorised company official responsible for

making this notification

John Ilett - Company Secretary

Date of notification 24 April 2002

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Vevesca Update
Released	14:45 24 Apr 2002
RNS Number	0225V

O G S

For further information please contact:

Oxford GlycoSciences Plc
Michael Kranda, Chief Executive Officer
Dr Chris Moyses, Chief Medical Officer
Dr Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
WorldWide Web: www.ogs.com

UK: Financial Dynamics
David Yates/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

USA: Feinstein Kean
Michelle Linn/Michael Lawson
Tel: +1 (617) 761 6765
+1 (617) 577 8110

OGS temporarily halts Vevesca (OGT 918) treatment in Israel as a precaution pending investigation of an unexplained adverse event

Oxford, UK, 24 April 2002 – Oxford GlycoSciences Plc (LSE: OGS, NASDAQ: OGSI) has been informed that a 66 year-old patient, formerly in the OGT 918-001 trial, who continued in the extended use capture protocol but stopped treatment with OGT 918 in October 2001, developed cognitive dysfunction of unknown cause. The patient is still under investigation and a diagnosis has not yet been established. There are other potential causative factors relevant to this event and, according to WHO criteria, a relationship to drug treatment appears unlikely at this time.

The Ethics Committee in Israel has abstained from expressing any opinion about a possible relationship until the results of the ongoing tests are obtained, and recommended that OGT 918 administration be temporarily stopped as a precaution, pending the outcome of the clinical investigations. All Investigators and relevant Regulatory Authorities are being informed.

Dr. Chris Moyses, Chief Medical Officer of OGS, said, "We are working with the investigator to clarify this issue and, whilst a relationship to drug treatment appears unlikely, treatment has been withdrawn purely as a precautionary measure."

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Vevesca (OGT 918) is based and uncertainties related to the regulatory process.

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Director Shareholding
Released	17:19 30 Apr 2002
RNS Number	3376V

O G S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Name of company

Oxford GlycoSciences plc

Name of director

Stephen Parker

If a director has been granted options by the company please complete the following boxes

Date of grant

19 April 2002

Period during which or date on which exercisable

1 June 2005 to 30 November 2005

Total amount paid (if any) for grant of the option

Nil

Description of shares or debentures involved: class, number

3,025 Ordinary 5p shares

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

314p

Total number of shares or debentures over which options held following this notification

133,025

Any additional information

These options have been granted under the Company's Sharesave scheme. Dr Parker has allowed 1,153 options granted in 2001 under the Sharesave Scheme to lapse.

Name of authorised company official responsible for making this notification

J E Ilett, Company Secretary

Date of Notification

30 April 2002

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	17:22 30 Apr 2002
RNS Number	3385V

O G S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Oxford GlycoSciences Plc

2) Name of shareholder having a major interest

Fidelity International Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fidelity Investment Services Ltd:	
Chase Nominees Ltd	8,480
Chase Manhattan Bank London	1,855,886
Fidelity Pension Management	
Chase Nominees Ltd	434,600
Bankers Trust	404,300
MSS Nominees Ltd	31,100
Fidelity International Limited:	
RBS Trust Bank	187,900
BT Globenet Nominees Ltd	85,200

Nortrust Nominees Ltd	161,200
Northern Trust	52,600
Chase Nominees Ltd	198,100
Chase Manhattan Bank London	105,036
Bank of New York - London	23,000

5) Number of shares/amount of stock acquired

1,301,573

6) Percentage of issued class

2.34%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary 5p shares

10) Date of transaction

Unknown

11) Date company informed

30 April 2002

12) Total holding following this notification

3,547,402

13) Total percentage holding of issued class following this notification

6.38%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Richard Stephens 01235 208021

16) Name of authorised company official responsible for making this notification

John Ilett – Company Secretary

Date of notification 30 April 2002

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oxford GlycoSciences Plc

By: ______________________

Name: John Ilett

Title: Company Secretary

Date: May 1, 2002